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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                Broadvision, Inc.
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                                (NAME OF ISSUER)


                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


                                    111412102
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                                 (CUSIP NUMBER)


* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)


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EXPLANATORY NOTES:


NOTE 1:

The following is a list of all reporting persons [and their respective partners] as originally set forth on a Schedule 13G filed with the Securities and Exchange Commission by Mayfield VII et al., on February 14, 1997, with respect to the ownership of securities of Broadvision, Inc.:

Mayfield VII                           Kevin A. Fong
Mayfield VII Management Partners       William D. Unger
Mayfield Associates Fund II            Wendell G. Van Auken, III
Yogen K. Dalal                         Michael J. Levinthal
F. Gibson Myers, Jr.                   A. Grant Heidrich, III


NOTE 2:

This Amendment No. 1 is being filed for the sole purpose of correcting an inadvertent omission of a general partner of Mayfield VII Management Partners in Exhibit C.


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 31, 1997
                                       ------------------------
                                                 Date


                                       MAYFIELD VII,
                                       A California Limited Partnership


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Authorized Signatory


                                       MAYFIELD VII MANAGEMENT PARTNERS
                                       A California Limited Partnership


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Authorized Signatory


                                       MAYFIELD ASSOCIATES FUND II,
                                       A California Limited Partnership


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Authorized Signatory

                                       YOGEN K. DALAL


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact


                                       F. GIBSON MYERS, JR.


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact


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                                       KEVIN A. FONG


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact


                                       WILLIAM D. UNGER


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact


                                       WENDELL G. VAN AUKEN, III


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact


                                       MICHAEL J. LEVINTHAL


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact


                                       A. GRANT HEIDRICH, III


                                       By: /s/ George A. Pavlov
                                          --------------------------------
                                          George A. Pavlov, Attorney In Fact

                                    EXHIBIT C

                            LIST OF GENERAL PARTNERS

The following list sets forth the General Partners with respect to certain of the Mayfield Entities:

The General Partner of Mayfield VI Investment Partners is Mayfield VI Management Partners. The General Partners of Mayfield VI Management Partners are:

(1)  F. Gibson Myers, Jr.              (4)  William D. Unger
(2)  A. Grant Heidrich, III            (5)  Wendell G. Van Auken, III
(3)  Michael J. Levinthal              (6)  Kevin A. Fong

The General Partner of Mayfield VII is Mayfield VII Management Partners. The General Partners of Mayfield VII Management Partners are:

(1)  F. Gibson Myers, Jr.              (4)  William D. Unger
(2)  A. Grant Heidrich, III            (5)  Wendell G. Van Auken, III
(3)  Michael J. Levinthal              (6) Kevin A. Fong
                                       (7) Yogen K. Dalal

The General Partners of Mayfield Associates Fund are:

(1)  F. Gibson Myers, Jr.              (4)  William D. Unger
(2)  A. Grant Heidrich, III            (5)  Wendell G. Van Auken, III
(3)  Michael J. Levinthal

The General Partners of Mayfield Associates Fund II are:

(1)  F. Gibson Myers, Jr.              (4)  William D. Unger
(2)  A. Grant Heidrich, III            (5)  Wendell G. Van Auken, III
(3)  Michael J. Levinthal              (6) Kevin A. Fong
                                       (7) Yogen K. Dalal

The General Partner of Mayfield Medical Partners is:
(1) Mayfield VI Investment Partners (The General Partners of which have been listed above)

The General Partner of Mayfield Medical Partners 1992 is:
(1) Mayfield VII (The General Partners of which have been listed above)

The General Partners of Mayfield Software Technology Partners are:
(1) Mayfield VI Investment Partners (The General Partners of which have been listed above)
(2) Yogen K. Dalal